# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Millrose Properties, Inc., CIK 0002017206
CUSIP: 601137102
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 600 Brickell Avenue, Suite 1400, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0000920760
Persons authorized to receive notices and communications: Katherine Lee Martin, 5505 Waterford District Drive, Miami, Florida (FL), 33126, (305) 559-4000

## Reporting persons
- Lennar Corporation (CIK 0000920760): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,794; shared voting power 0; sole dispositive power 1,794; shared dispositive power 0; aggregate amount beneficially owned 1,794 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.01 per share
Name of issuer: Millrose Properties, Inc.
Address of issuer's principal executive offices: 600 Brickell Avenue, Suite 1400, Miami, Florida (FL), 33131
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 7, 2025 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.01 per share ("Class A Common Stock"), of Millrose Properties, Inc. ("Millrose" or the "Issuer"). This Amendment No. 1 supplements Item 4 and amends and restates Items 5(a)-(c), and (e) as set forth below. Unless specified otherwise, capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 26, 2025, Lennar announced the final results of its previously announced offer to exchange the approximately 20% it owned of the total outstanding Class A Common Stock of Millrose for outstanding shares of Lennar Class A Common Stock (the "Exchange Offer"), as more fully described in the Registration Statement on Form S-4, as amended, and the accompanying prospectus, filed by Millrose with the SEC on November 19, 2025 ("Exchange Offer Registration Statement and Prospectus"). Pursuant to the Exchange Offer, Lennar exchanged 33,298,754 shares of Millrose Class A Common Stock for 8,049,594 shares of Lennar's Class A common stock, par value $0.10 per share ("Lennar Class A Common Stock") at an exchange ratio of 4.1367 shares of Millrose Class A Common Stock per share of Lennar Class A Common Stock.

Lennar retains 1,794 shares of Millrose Class A Common Stock and 7,063 shares of Millrose's Class B common stock, par value $0.01 per share ("Millrose Class B Common Stock") not included in the Exchange Offer that have been forfeited back to Lennar by certain employees who received such shares on their unvested Lennar restricted stock awards in connection with the Millrose spin-off transaction. The shares of Millrose Class B Common Stock retained by Lennar are not included in rows 7 through 13 above because they are not convertible into shares of Millrose Class A Common Stock at Lennar's election.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses set forth in rows 11 and 13 are incorporated by reference into this Item 5. The percentage presented in row 13 above is calculated based on 154,183,686 outstanding shares of Class A Common Stock of the Issuer as of October 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on October 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses set forth in rows 7 through 10 on the cover page to this Schedule 13D are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Other than as described in Item 4 of this Amendment No. 1, no transactions in the shares of Class A Common Stock have been effected by Lennar during the past sixty (60) days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: November 26, 2025.

## Signatures
- Lennar Corporation: /s/ Mark Liberman, Mark Liberman / Assistant Secretary (12/01/2025)